Mail Stop 3561

January 29, 2008

Michael J. Kowalski
Chairman and Chief Executive Officer
Tiffany & Co.
727 Fifth Avenue
New York, New York 10022

> **Re: Tiffany & Co.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 30, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2007**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2007**
> **Filed June 4, 2007**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2007**
> **Filed August 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2007**
> **Filed November 30, 2007**
> **File No. 1-9494**

Dear Mr. Kowalski:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears from a February 2006 media report that your branded merchandise is sold in the Middle East under the franchise of Damas Jewellery LLC ("Damas"). The website of

Damas indicates that it carries your brand and that it has showrooms in Sudan. Moreover, on page K-9 of your Form 10-K, you state that your merchandise is sold to independent distributors for resale in the Middle Eastern region. Your filing does not include any specific information regarding contacts with Sudan, or with Iran or Syria, which are countries located in the Middle East. Sudan, Iran, and Syria are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated operations in, and other contacts with, Sudan, Iran, or Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail the products you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. A number of states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Iran. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Iran, and Syria.

Form 10-K for Fiscal Year Ended January 31, 2007
Item 1. Business, page K-3

3.   Please revise the first paragraph under this heading to describe briefly what the company does (*e.g.,* sells and manufactures fine jewelry and other items through its operating subsidiaries).

4.   On page K-4, we note the disclosure of sales by category as a percentage of both U.S. and Japanese retail sales. Please also disclose sales by category for each of the company's reportable segments (*i.e.,* U.S. Retail, International Retail, Direct Marketing and Other). See Item 101(c)(1)(i) of Regulation S-K.

5.   We note your disclosure regarding the percentage of total revenue contributed by jewelry sales for the periods presented. Please also disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar non-jewelry products. See Item 101(c)(1)(i) of Regulation S-K.

6.   Please disclose on page K-9 in the discussion of the expansion of international operations the plans to close older Japanese stores and to open new ones disclosed elsewhere in the Form 10-K.

Trademarks, page K-12

7.   Please disclose the current status of the litigation filed by the company against eBay, Inc.

Merchandise Purchasing, Manufacturing and Raw Materials, page K-13

8.   Please disclose on page K-14 how the company's relationships with its vendors and suppliers are structured. For example, please disclose if there are written agreements with each of the vendors and on what terms such agreements may be terminated and if there are any penalties for terminating such agreements.

Competition, page K-16

9.   Please provide support for the claims in the second paragraph under this sub-heading that reports by independent gemological associations create a "mistaken impression" that quality differences do not exist in diamonds. Please also provide support for the statement that "some competitors offer inferior diamonds...."

Seasonality, page K-17

10.   Please quantify here and on page K-40 the extent to which the company's business is seasonal.

Item 1A. Risk Factors, page K-18

11.   Please revise the disclosure under this item to comply with Item 503(c) of Regulation S-K. A list of assumptions does not appear to be helpful to readers. Please consider disclosing each risk factor under a separate subcaption and then include narrative disclosure of how that risk affects the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page K-27

12.   Please revise this section as appropriate to disclose any known trends or uncertainties that are reasonably likely to have a material effect on the registrant's financial condition or results of operations. See SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm. For example, please disclose any trends in the fine jewelry industry that have or are likely to occur that would affect the company such as trends with respect to pricing, suppliers and customers. You discuss the trend of increase in store sales for 2007 on page K-34; please elaborate to explain the basis for this statement in the context of the trends mentioned here. And for 2008, discuss whether you expect to see store sales soften as a result of any slowdown in the domestic economy. See Item 303(a)(3)(ii) of Regulation S-K.

13.   Under Item 1, the company discloses on page K-6 the importance of maintaining the image associated with the Tiffany brand. Please disclose here or in an appropriate place in the discussion of your business how the company maintains the Tiffany brand as well as how such decisions have or will affect the company's business, including its products, store locations and other strategic initiatives of the company.

Results of Operations, page K-29
Net Sales, page K-29

14.   We note your disclosure that the increase in net sales is partially attributed to new store openings, but you do not quantify the impact in dollars. Given your stated objective to increase the number of new stores opened each year, it is important that investors understand the impact new store operations had on sales during each period. Please revise your discussion to quantify and disclose in dollars the amount of sales of your new stores in 2006 and the incremental effect of having stores opened in 2005 being open all of 2006, so investors can better understand the portion of the overall change in your retail sales from period to period that relates to your new store openings. Similarly, please also revise your discussion for other periods as well. Refer to Item 303(a)(3) of Regulation S-K.

15.   We note your disclosure that the increase in net sales is partially attributable to the increase in comparable store sales each period. You currently just disclose the percentage point increase comparable store sales growth.   Please revise your discussion to also quantify and disclose in dollars the amount of your increase in net sales that

results your comparable stores each period so investors can better understand the portion of the overall change in your retail sales from period to period. Refer to Item 303(a)(3) of Regulation S-K.

16. In the carry-over paragraph on pages K-29 and K-30, please quantify the increase in average sales amount per transaction. In addition, please disclose to what extent the increase is attributable to the company raising its prices on merchandise, and if so, whether the company expects to continue to increase prices. Please also disclose whether you expect "favorable conditions for consumer spending" to continue and what the impact would be if such conditions do not continue.

17. Please expand the discussion to quantify the results of operations for both the Direct Marketing and Other segments on page K-31.

Gross Margin, page K-31

18. We note that your gross margin declined in 2006 due primarily to increased volume of low-margin wholesale diamond sales. Please also disclose what percent of your net sales for fiscal 2006 were from wholesale diamond sales and changes you expect in the 2007 sales mix between wholesale and retail sales.

Earnings from Operations, page K-32

19. Please disclose if you expect the decline in earnings from your U.S. Retail segment to continue in future periods. Please explain or revise accordingly to reconcile your disclosure here that the decline in gross margin is due to higher product costs as opposed to a higher mix of wholesale diamond sales as discussed under gross margin analysis.

Interest Expense and Financing Costs, page K-33

20. Please quantify the increases in interest expense on page K-33.

Other Income, Net, page K-33

21. Please quantify the increase in other income, net on page K-33.

Liquidity and Capital Resources, page K-35
Financing Activities, page K-37

22. On page K-38, under the sub-heading "Recent Borrowings," please disclose the amount outstanding under the company's revolving credit facility as of the end of the fiscal year. Please also disclose that the lead bank on the credit facility is the Bank of New York.

23. In light of your more aggressive program for store openings, as indicated on page K-30, please elaborate upon how you intend to finance your expansion plans.

24.   Please confirm that the company does not have any off-balance sheet arrangements
        required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page K-44
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note A – Nature of Business, page K-50

25.   Please revise your disclosure to explain your business relationship of Tiffany & Co.
        Japan Inc. with Mitsukoshi Ltd. of Japan and the number of retail locations operated
        under your agreement with Mitsukoshi Ltd. of Japan. Please clarify who has overall
        responsibility for management of these operations, and disclose the more significant areas
        of how your retail operations under the agreement differ from your other retail
        operations.

Note B – Summary of Significant Accounting Policies
Revenue Recognition, page K-54

26.   You disclose on page K-8 that under certain of the retail locations operated under your
        arrangement with Mitsukoshi Ltd. of Japan the retail staff, inventory risk as well as credit
        risk does not is not your responsibility. Please provide us a more detailed explanation of
        your responsibilities at the retail locations operated under the agreement with Mitsukoshi
        Ltd. of Japan and how you record the sales in these operations under EITF 99-19. Revise
        your accounting policy disclosure to clarify the areas of responsibility and risk as it
        relates to retail locations operated under this agreement to support your reporting
        revenues on a gross basis.

Cost of Sales, page K-54

27.   Please expand your disclosure to indicate what manufacturing costs related to
        merchandise is included in costs of sales with respect to items you manufacture. In this
        regard, please also discuss the impact of your internal manufacturing on your results of
        operations beginning on page K-29.

Note J. Debt, page K-60

28.   Please disclose the repercussions of not meeting the material covenants on your long-
        term debt. Please also disclose the existence of any cross-default provisions.

Note L. Commitments and Contingencies, page K-64

29.   We note your agreement with Tahera Diamond Corporation, a Canadian diamond mining
        and exploration company, which allows you to purchase or market all of the diamonds to
        be mined at the Jericho mine. You disclose that in consideration of that agreement you
        provided a $35 million credit facility to finance the development and construction of the

mine and a working capital loan commitment. Your financing of this arrangement appears to represent a controlling financial interest in the mining project. Please provide us with your evaluation of this agreement with respect to the provisions of FIN 46(R). Please explain to us why you do not believe, if true, that you are the primary beneficiary in this arrangement whereby the assets would be subject to consolidation under the requirements of FIN 46(R).

Note R. Segment Information, page K-77

30. We note your disclosure on page K-13 and K-14 that some of the merchandise you offer for sale is supplied from your jewelry, silver goods and hollowware manufacturing facilities located in the U.S. Please provide us a summary of the operating activity and related costs and expenses of your manufacturing operations and related assets, and explain to us why you do not consider these operations to be a separate reportable segment as defined by SFAS 131. Please tell us your basis for aggregating your manufacturing operations with your retail sales operations in complying with the requirements of paragraph 17 of SFAS 131. If you include your manufacturing operations in the reportable segment you identify as "Other," please revise your disclosure to indicate so.

Exhibits 31.1 and 31.2

31. In paragraph two, three and four you have replaced the word "report" with "annual report." The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. In future filings please make these corrections.

Definitive Proxy Statement on Schedule 14A
Business Conduct Policy and Code of Ethics, page PS-14

32. Please disclose the company's policy with respect to the disclosure of waivers to the code of ethics. See Item 406(d) of Regulation S-K.

Compensation of the CEO and Other Executive Officers, page PS-19
Compensation Discussion and Analysis, page PS-19

33. Please explain whether the "annual profit plan" under "Short-term Incentives" on page PS-20 is the same as the "strategic plan" composed by the executive officers described on page PS-19. If not, please provide additional detail regarding the annual profit plan, including who drafts it and any quantitative measures that it includes. Also, we note the disclosure that annual incentive awards are "formula-driven." Please disclose the formula used to determine awards.

34. We note the disclosure on page PS-20 that the committee awards annual bonuses to "the other executive officers" and that the committee makes these awards on a discretionary

basis. Please disclose what you mean by "other executive officers" and describe the factors that the committee considers in awarding such bonuses.

35.   Please disclose with respect to the company's performance-based restricted stock units on page PS-21, the current EPS and ROA goals on which such awards are based and how such goals are determined (we note that the formulas are currently disclosed on pages PS-34 and PS-35).

Competitive Compensation Analysis, page PS-22

36.   We note the disclosure on PS-23 that the chief executive officer is being compensated at the 50th percentile and the other executive officers were above the median and that as a result, no change in compensation was required for Fiscal 2007. Please disclose whether the company engages in benchmarking annually such that the committee seeks to have the executive officers' compensation reach a certain percentile in relation to the companies surveyed. If so, please disclose additional detail about how the company uses benchmarking (including identifying the benchmark) and how it helps achieve the compensation committee's goals. See Item 402(b)(2)(xiv) of Regulation S-K.

37.   Please disclose whether Mr. King is expected to continue to receive discretionary bonuses or whether he will receive awards under the annual incentive plan.

Compensation Committee Process, page PS-26

38.   Please expand your discussion of tally sheets to disclose who prepares the tally sheets and how they affected compensation decisions. See *Staff Observations in the Review of Executive Compensation Disclosure* (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).

Potential Payments on Termination or Change in Control, page PS-46

39.   Please add a column to the table on page PS-46 to disclose the total potential payments due upon a change of control for each of the named executive officers.

Form 10-Q for the Fiscal Quarter Ended April 30, 2007
Form 10-Q for the Fiscal Quarter Ended July 31, 2007
Form 10-Q for the Fiscal Quarter Ended October 31, 2007

40.   Please confirm that you will address the comments above in your future Forms 10-Q as applicable.

41.   Please include the updated earnings guidance that appears in the company's quarterly earnings releases in an appropriate place in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Forms 10-Q.

Form 10-Q for the Fiscal Quarter Ended April 30, 2007

42.   We note in the earnings release for the quarter ended April 30, 2007 that the company disclosed a LIFO inventory charge of $6,889,000 which was $5,523,000 more than the inventory charge in the quarter ended April 30, 2006. Please disclose this charge in an appropriate place in the Form 10-Q.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director